Exhibit 99.1
SunCoke Energy Partners Finance Corp.
Consolidated Statements of Operations
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019

	(Dollars and shares/units in millions, except per share/unit amounts)
Revenues
Sales and other operating revenue	$191.2	$246.9	$414.7	$477.3
Costs and operating expenses
Cost of products sold and operating expenses	144.3	190.2	316.8	364.3
Selling, general and administrative expenses	7.2	12.5	13.8	21.2
Depreciation and amortization expense	22.6	28.0	45.4	56.4
Total costs and operating expenses	174.1	230.7	376.0	441.9
Operating income	17.1	16.2	38.7	35.4
Interest expense, net	12.6	14.6	25.5	29.0
Gain on extinguishment of debt	—	—	(2.9)	—
Income before income tax expense (benefit)	4.5	1.6	16.1	6.4
Income tax expense (benefit)(1)	0.3	(89.2)	129.2	(89.3)
Net income (loss)	4.2	90.8	(113.1)	95.7
Less: Net income (loss) attributable to noncontrolling interests	—	2.1	—	2.5
Net income (loss) attributable to SunCoke Energy Partners Finance Corp./SunCoke Energy Partners, L.P.(1)	$4.2	$88.7	$(113.1)	$93.2

General partner's interest in net income	N/A	$1.8	N/A	$1.9
Limited partners' interest in net income	N/A	$86.9	N/A	$91.3
Net income per common share/unit (basic and diluted)	$0.09	$1.88	$(2.45)	$1.97
Weighted average common shares/units outstanding (basic and diluted)	46.2	46.2	46.2	46.2
(1)As of January 1, 2020, SunCoke Energy Partners, L.P. merged with and into SunCoke Energy Partners Finance Corp., both of which are wholly-owned subsidiaries of SunCoke Energy, Inc. As a result, non-cash deferred tax expense was recorded during the six months ended June 30, 2020 to reflect the deferred tax liabilities of SunCoke Energy Partners Finance Corp. and its subsidiaries.

SunCoke Energy Partners Finance Corp.
Consolidated Balance Sheets
(Unaudited)

	June 30, 2020	December 31, 2019

	(Dollars in millions, except par value amounts)
Assets
Cash	$36.6	$29.3
Receivables, net	28.1	34.7
Receivables from affiliate, net	4.7	1.3
Inventories	95.3	106.9
Other current assets	3.3	0.3
Total current assets	168.0	172.5
Properties, plants and equipment (net of accumulated depreciation of $603.7 million and $559.8 million at June 30, 2020 and December 31, 2019, respectively)	1,117.1	1,152.3
Intangible assets, net	33.2	34.2
Deferred charges and other assets	4.1	4.4
Total assets	$1,322.4	$1,363.4
Liabilities and Equity
Accounts payable	$33.7	$83.3
Accrued liabilities	14.0	13.3
Current portion of financing obligation	3.0	2.9
Interest payable	2.1	2.2
Total current liabilities	52.8	101.7
Long-term debt and financing obligation	627.2	639.4
Deferred income taxes	158.6	26.3
Other deferred credits and liabilities	13.2	12.4
Total liabilities	851.8	779.8
Equity
Common stock, $0.01 par value (issued 46,227,148 shares at June 30, 2020)	0.5	—
Additional paid-in capital	583.2	—
Retained deficit	(113.1)	—
Total SunCoke Energy Partners Finance Corp. stockholders' equity	470.6	—
Common units (issued 46,227,148 units at December 31, 2019)	—	518.2
General partner's interest	—	52.6
Partners' capital attributable to SunCoke Energy Partners, L.P.	—	570.8
Noncontrolling interest	—	12.8
Total equity	470.6	583.6
Total liabilities and equity	$1,322.4	$1,363.4

SunCoke Energy Partners Finance Corp.
Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ended June 30,
	2020	2019

	(Dollars in millions)
Cash Flows from Operating Activities:
Net (loss) income	$(113.1)	$95.7
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization expense	45.4	56.4
Deferred income tax expense (benefit)	132.3	(89.2)
Gain on extinguishment of debt	(2.9)	—
Changes in working capital pertaining to operating activities:
Receivables, net	6.6	(24.0)
Receivables/payables from affiliate, net	(3.4)	5.9
Inventories	11.6	(35.6)
Accounts payable	(39.5)	8.3
Accrued liabilities	0.7	14.8
Interest payable	(0.1)	0.3
Other	(0.7)	0.9
Net cash provided by operating activities	36.9	33.5
Cash Flows from Investing Activities:
Capital expenditures	(19.3)	(32.1)
Other	—	0.2
Net cash used in investing activities	(19.3)	(31.9)
Cash Flows from Financing Activities:
Repayment of financing obligation	(1.4)	(1.4)
Repayment of long-term debt	(8.9)	—
Proceeds from revolving credit facility	—	175.6
Repayment of revolving credit facility	—	(180.6)
Distributions to unitholders (public and parent)	—	(37.8)
Distributions to noncontrolling interest (SunCoke Energy, Inc.)	—	(0.9)
Capital contributions from SunCoke	—	34.0
Other financing activities	—	(0.9)
Net cash used in financing activities	(10.3)	(12.0)
Net increase (decrease) in cash and cash equivalents	7.3	(10.4)
Cash and cash equivalents at beginning of period	29.3	12.6
Cash and cash equivalents at end of period	$36.6	$2.2
Supplemental Disclosure of Cash Flow Information
Interest paid, net of capitalized interest of zero and $2.3 million, respectively	$24.4	$27.0
Income taxes paid	$—	$1.5

SunCoke Energy Partners Finance Corp.
Reconciliation of Non-GAAP Information
Adjusted EBITDA to Net Income (Loss)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	(Dollars in millions)
Net income (loss) attributable to SunCoke Energy Partners Finance Corp./SunCoke Energy Partners, L.P.(1)	$4.2	$88.7	$(113.1)	$93.2
Add: Net income attributable to noncontrolling interests	—	2.1	—	2.5
Net income (loss)	$4.2	$90.8	$(113.1)	$95.7
Add:
Depreciation and amortization expense	22.6	28.0	45.4	56.4
Interest expense, net	12.6	14.6	25.5	29.0
Income tax expense (benefit)	0.3	(89.2)	129.2	(89.3)
Gain on extinguishment of debt	—	—	(2.9)	—
Contingent consideration adjustments(2)	—	0.1	—	(0.3)
Simplification Transaction costs(3)	—	4.4	—	4.9
Adjusted EBITDA	$39.7	$48.7	$84.1	$96.4
Subtract: Adjusted EBITDA attributable to noncontrolling interest(4)	—	0.8	—	1.6
Adjusted EBITDA attributable to SunCoke Energy Partners Finance Corp./SunCoke Energy Partners, L.P.(1)	$39.7	$47.9	$84.1	$94.8
(1)As of January 1, 2020, SunCoke Energy Partners, L.P. (the "Partnership") merged with and into SunCoke Energy Partners Finance Corp., both of which are wholly-owned subsidiaries of SunCoke Energy, Inc.
(2)In connection with the CMT acquisition, the Partnership entered into a contingent consideration arrangement that required the Partnership to make future payments to the seller based on future volume over a specified threshold, price and contract renewals. Adjustments to the fair value of the contingent consideration were primarily the result of modifications to the volume forecast. This liability was written to zero during the third quarter of 2019, and the related contract was terminated in 2020.
(3)Costs expensed by the Partnership associated with the Simplification Transaction.
(4)Reflects net income attributable to noncontrolling interest adjusted for noncontrolling interest's share of interest, taxes, income, and depreciation and amortization. Noncontrolling interest in the prior year period reflects SunCoke Energy, Inc.'s two percent ownership of our cokemaking facilities.